787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 4, 2024

VIA EDGAR

Mr. Tony Burak, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SunAmerica Series Trust

Response to Staff Comments on Sarbanes-Oxley Review

Securities Act File No. 333-52742

Investment Company Act File No. 811-07238

Dear Mr. Burak:

On behalf of SunAmerica Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 8, 2024, regarding the Registrant’s shareholder report on Form N-CSR for the fiscal year ended January 31, 2024 (the “N-CSR”), filed with the SEC on April 9, 2024, the Registrant’s shareholder report on Form N-CSR for the year ended December 31, 2023 (the “American Funds N-CSR”), filed with the SEC on March 6, 2024, the Registrant’s shareholder report on Form N-CSR for the year ended December 31, 2023 (the “Wellington Funds N-CSR”), filed with the SEC on March 6, 2024, and the Registrant’s registration statement on Form N-1A, filed with the SEC on April 26, 2024 (the “Registration Statement”), on behalf of each series of the Registrant (each, a “Fund”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

Comment No. 1:	With respect to the Funds listed below, please explain why certain fixed income securities held by the Funds are presented in each Fund’s respective Schedule of

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

November 4, 2024

Investments by aggregating securities of a single issuer and a range of maturity dates. The Staff notes that Regulation S-X 12-12 requires that each issue be presented separately, except for short-term debt instruments (i.e., debt instruments whose maturities or expiration dates at the time of acquisition are one year or less) of the same issuer.

SA Federated Hermes Corporate Bond Portfolio
SA Fixed Income Index Portfolio
SA Fixed Income Intermediate Index Portfolio
SA Franklin Tactical Opportunities Portfolio
SA Goldman Sachs Global Bond Portfolio
SA JPMorgan Diversified Balanced Portfolio
SA JPMorgan MFS Core Bond Portfolio
SA MFS Total Return Portfolio
SA PIMCO VCP Tactical Balanced Portfolio
SA T. Rowe Price Asset Allocation Growth Portfolio
SA T. Rowe Price VCP Tactical Balanced Portfolio
SA Wellington Government and Quality Bond Portfolio
SA Wellington Strategic Multi-Asset Portfolio

Response No. 1:

We acknowledge the requirements of Regulation S-X 12-12 and the requirement to list each issue separately, except for short-term debt instruments. We also note the minutes of the AICPA Investment Companies Expert Panel’s (“EP”) March 2005 and September 2021 meeting minutes indicate the presentation of a range of maturities and coupon rates of U.S. Government and Agency securities in a full schedule of investments would be allowed. On a going forward basis, U.S. Government and Agency securities with the same coupon will be aggregated and a range of maturity dates will be listed and all other securities will be listed separately.

Comment No. 2:

The schedule of investments included in the N-CSR for each Fund listed below shows that such Funds had significant weightings in particular sectors. Consider whether it would be appropriate to disclose a sector focus strategy or related risk factor, as applicable, in each Fund’s prospectus.

SA Franklin Systematic U.S. Large Cap Core Portfolio
SA Janus Focused Growth Portfolio
SA Large Cap Growth Index Portfolio
SA Large Cap Index Portfolio
SA MFS Blue Chip Growth Portfolio
SA MFS Massachusetts Investors Trust Portfolio

Response No. 2:

Although the Funds do not have an investment strategy to focus their investments in a particular sector, given their recent history of investing in the technology and related sectors, the Registrant will add appropriate disclosure and related risk factors, as applicable, to each Fund’s prospectus.

November 4, 2024

Comment No. 3:

The Staff notes that the Notes to Financial Statements in the American Funds N-CSR do not include disclosure indicating the percentage of each master fund that each applicable Fund holds as of the reporting date, which is a requirement under U.S. GAAP. Please include this disclosure in future filings.

Response No. 3:

The Registrant notes that each Fund included in the American Funds N-CSR operates as a Fund of Fund under U.S. GAAP (ASC 946-210-45-7) but confirms it will include such information in its future filings on Form N-CSR, as applicable.

Comment No. 4:

The Staff notes that footnote 2 to the fee table in the prospectus of SA Wellington Strategic Multi-Asset Portfolio states that there is a fee waiver in effect with respect to the Fund, however, the expiration date of such waiver is not included in this disclosure. The Staff notes that the expiration date of April 30, 2025 is disclosed in the Notes to Financial Statements in the Wellington Funds N-CSR.

Response No. 4:

The Registrant notes that the last sentence of footnote 2 to the fee table in the SA Wellington Strategic Multi-Asset Portfolio prospectus states that the Fee Waiver Agreement may not be modified or discontinued prior to April 30, 2025 without approval of the Fund’s Board of Trustees.

Comment No. 5:

The Staff notes that Form N-CSR was recently amended to add new Items 4(i) and 4(j) regarding The Holding Foreign Companies Accountable Act, which became effective as of January 10, 2022. The Staff notes that the American Funds N-CSR and the Wellington Funds N-CSR do not include these new items. The Staff requests that the Registrant confirms that it will include these Items and appropriate responses in its future filings on Form N-CSR.

Response No. 5:	The Registrant confirms that it will include the requested items in future filings on Form N-CSR.

Comment No. 6:

The Staff notes that the signature page and certifications for the American Funds N-CSR and the Wellington Funds N-CSR are signed by the Registrant’s President and Treasurer. In the Registrant’s future filings on Form N-CSR, please specify that the individuals signing the report and the certifications are the Registrant’s Principal Executive Officer and Principal Financial Officer as required by Form N-CSR and Rule 30a-2 under the Investment Company Act of 1940, as amended.

Response No. 6:

The Registrant confirms that John T. Genoy is the Registrant’s Principal Executive Officer and Gregory R. Kingston is the Registrant’s Principal Financial Officer. The Registrant will specify such titles in its future filings on N-CSR.

* * * * * * * * * *

November 4, 2024

Please do not hesitate to contact me at (212) 728-8094 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ David C. Howe

David C. Howe

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC
Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP